UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 RULE 13E-1 TRANSACTION STATEMENT

Pursuant to Section 13(e) of the Securities Exchange Act of 1934

APPLE HOSPITALITY REIT, INC.
(Name of Issuer)

APPLE HOSPITALITY REIT, INC.
(Name of Person Filing Statement)

Common Shares
(Title of Class of Securities)

03784Y 101
(CUSIP Number of Class of Securities)

 Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Manca, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, District of Columbia  20004
(202) 637-5600

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
A Total of $10,808,777 in Common Shares of Apple Hospitality REIT, Inc.	$1,256	*

* Calculated as $116.20 per $1,000,000 of Transaction Value

1. Security and Issuer

This Rule 13e-1 Transaction Statement relates to the proposed purchase by the issuer, Apple Hospitality REIT, Inc., a Virginia corporation (the “Company”), of up to 1,174,867 common shares to be effected on January 20, 2015 with certain shareholders pursuant to the Company’s share redemption program that has been reinstated on a limited basis.

2. Purpose of the Repurchases

The Company’s Board of Directors believes that the reinstatement on a limited basis of the share redemption program will provide shareholders with liquidity opportunities in extenuating circumstances that may not have been anticipated when a shareholder purchased shares that are not traded on an established trading market.  The redemptions will be limited to the death or eligible disability of a shareholder.  The redemption price will be $9.20 per share.  In accordance with Virginia law, common shares purchased by the Company will be authorized but unissued shares.

3. Source and Amount of Funds or Other Consideration

The Company expects to fund the share repurchases through a combination of cash on hand and amounts borrowed under its revolving credit facility.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2015

APPLE HOSPITALITY REIT, INC.

By:	/s/ David P. Buckley
Name: David P. Buckley
Title: Executive Vice President and Chief Legal Counsel